UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 3

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

AND

SCHEDULE 13D

Amendment No. 1

(Rule 13d-101)

OF THE SECURITIES EXCHANGE ACT OF 1934

COTHERIX, INC.

(Name of subject company (Issuer))

Curl Acquisition Subsidiary, Inc. (Offeror)

Actelion US Holding Company (Parent of Offeror)

Actelion Ltd. (Parent of Parent of Offeror)

(Names of Filing Persons)

Common Stock, $0.001 par value per share	22163T103
(Title of classes of securities)	(CUSIP number of common stock)

Dr. Marian Borovsky

General Counsel

Actelion Ltd.

Gewerbestrasse 16 / 4123 Allschwil / Switzerland

+41 61 565 64 39

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Bartley C. Deamer, Esq.

Bingham McCutchen LLP

1900 University Avenue

East Palo Alto, California 94303

(650) 849-4400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$388,581,219	$41,579

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $13.50 per Share.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #4 for fiscal year 2007, issued November 17, 2006, by multiplying the transaction value by .000107.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$41,579	Filing Party:	Curl Acquisition Subsidiary, Inc., Actelion US Holding Company and Actelion Ltd.

Form of Registration No.:	Schedule TO-T	Date Filed:	December 8, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☑	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

CUSIP No. 22163T103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Actelion Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 27,875,338 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 27,875,338 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,875,338 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 97.1% (1)(2)
14.	Type of Reporting Person (See Instructions) CO and HC

(1)	This amount includes 1,518,034 shares of common stock that are subject to guaranteed delivery procedures and is based on information provided by Computershare, Inc.

(2)	The calculation of this percentage is based on 28,700,554 shares of common stock outstanding as provided by Computershare, Inc.

CUSIP No. 22163T103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Actelion US Holding Company
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 27,875,338 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 27,875,338 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,875,338 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 97.1% (1)(2)
14.	Type of Reporting Person (See Instructions) CO and HC

(1)	This amount includes 1,518,034 shares of common stock that are subject to guaranteed delivery procedures and is based on information provided by Computershare, Inc.

(2)	The calculation of this percentage is based on 28,700,554 shares of common stock outstanding as provided by Computershare, Inc.

CUSIP No. 22163T103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Curl Acquisition Subsidiary, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 27,875,338 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 27,875,338 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,875,338 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 97.1% (1)(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	This amount includes 1,518,034 shares of common stock that are subject to guaranteed delivery procedures and is based on information provided by Computershare, Inc.

(2)	The calculation of this percentage is based on 28,700,554 shares of common stock outstanding as provided by Computershare, Inc.

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 8, 2006, as amended, amends and supplements the Tender Offer Statement on Schedule TO-T (the “Statement”) filed by (i) Actelion Ltd., a Swiss corporation (“Actelion”), (ii) Actelion US Holding Company, a Delaware corporation and a wholly owned subsidiary of Actelion (“Parent”), and (iii) Curl Acquisition Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Offeror”), relating to an offer by Offeror to purchase all outstanding shares of common stock, $0.001 par value per share (the “Shares”), of CoTherix, Inc., a Delaware corporation (the “Company”), at a purchase price of $13.50 per Share in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 8, 2006, as amended (as so amended, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The Offer is made pursuant to the Agreement and Plan of Merger, dated as of November 19, 2006 (the “Merger Agreement”), among Offeror, Parent and the Company.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 9 and 11.

Items 1 through 9 and 11 are hereby amended and supplemented to include the following:

“At midnight, Eastern time, on Monday, January 8, 2007, the initial offering period of the Offer expired, as scheduled. The Offer was not extended. Based on information provided by the Depositary to Offeror, 27,875,338 Shares were validly tendered and not withdrawn prior to the expiration of the Offer, including 1,518,034 Shares subject to guaranteed delivery procedures. Offeror has accepted all validly tendered Shares for payment. The Shares accepted for payment represent approximately 97.1% percent of the Company’s outstanding Shares.

Pursuant to the terms of the Merger Agreement, Offeror intends to cause the Merger following the expiration of the Offer. The Merger Agreement provides, among other things, upon the terms and subject to certain conditions of the Merger Agreement, Offeror will be merged with and into the Company, and the Company will continue as the surviving corporation and be a wholly-owned subsidiary of Parent. In the Merger, each outstanding Share (other than Shares owned by Actelion, Parent or Offeror, which will automatically be cancelled and retired) will automatically be cancelled and extinguished and, other than Shares with respect to which appraisal rights are properly exercised, will be converted into and become a right to receive $13.50, in cash without interest thereon, less any required withholding taxes. The Merger will be consummated without a vote of the Company’s stockholders pursuant to Section 253 of the Delaware General Corporation Law, and will be consummated at 11:59 p.m., Pacific time, on January 9, 2007.

On January 9, 2007, Actelion issued a press release announcing the purchase of Shares in the Offer, a copy of which is attached to this Amendment as Exhibit (a)(5)(ii) and is incorporated herein by reference.”

Item 12.

Item 12 is hereby amended and supplemented as follows:

“(a)(5)(ii)	Press Release issued by Actelion Ltd. on January 9, 2007.”

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CURL ACQUISITION SUBSIDIARY, INC.

By:	/s/ TINA KITT
Name: Tina Kitt Title: President

ACTELION US HOLDING COMPANY

By:	/s/ TINA KITT
Name: Tina Kitt Title: President

ACTELION LTD.

By:	/s/ MARIAN BOROVSKY
Name: Marian Borovsky Title: Vice President, General Counsel and Corporate Secretary

By:	/s/ ANDREW OAKLEY
Name: Andrew Oakley Title: Chief Financial Officer

Dated January 9, 2007